                                                                     EXHIBIT D-5


                    UNITED STATES OF AMERICA 98 FERC PARAGRAPH 61,122
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:   Pat Wood, III, Chairman;
                        William L. Massey, Linda Breathitt,
                        and Nora Mead Brownell.


Vermont Yankee Nuclear Power Corporation                 Docket Nos. EC02-5-000,
Entergy Nuclear Vermont Yankee, LLC                                 ER02-211-000

Vermont Yankee Nuclear Power Corporation                             EL02-53-000


           ORDER AUTHORIZING DISPOSITION OF JURISDICTIONAL FACILITIES,
               ACCEPTING FOR FILING CERTAIN MODIFYING AGREEMENTS,
            AND ESTABLISHING HEARING AND SETTLEMENT JUDGE PROCEDURES

                            (Issued February 1, 2002)

         On October 12, 2001, under Section 203 of the Federal Power Act
(FPA),(1) Vermont Yankee Nuclear Power Corporation (Vermont Yankee) and Entergy Nuclear Vermont Yankee, LLC (Entergy VY) (collectively, Applicants) sought Commission authorization, in Docket No. EC02-5-000, for the sale by Vermont Yankee to Entergy VY of certain jurisdictional facilities associated with the Vermont Yankee Nuclear Power Station (Plant); I.E., the generator leads, step-up transformer and associated switch yard facilities (Interconnection Facilities). The Interconnection Facilities are all in the New England Power Pool (NEPOOL), and the control area functions are under the administration of the New England Independent System Operator (NE ISO). Applicants explain that the purchasers of the Plant's output will obtain transmission services directly from the NE ISO.

         On October 31, 2001, pursuant to Section 205 of the FPA, Vermont Yankee filed six agreements (Amendatory Agreements), in Docket No. ER02-211-000, to modify the wholesale power contracts (Power Contracts and Additional Power Contracts, collectively "Contracts") with the public utilities (Purchasers) that purchase the entire output of the Plant. The Amendatory Agreements are intended to reflect the sale of the Plant to Entergy VY. There are related Purchase Power Agreements (PPAs) under which Entergy VY will sell the Plant's entire output back to Vermont Yankee at fixed rates under Entergy VY's market-based power sales


--------
         (1) 16 U.S.C. Section 824b (1994).

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Docket No. EC02-5-000, ET AL.        - 2 -

tariff.(2) Vermont Yankee will pass on to its Purchasers the purchased power costs from Entergy VY under the PPA, Vermont Yankee's administrative costs, any unrecovered investment costs, and any costs associated with any residual obligations under the Contracts. Vermont Yankee projects that the Amendatory Agreements will reduce its wholesale charges under the Contracts. It requests that the Amendatory Agreements become effective upon closing the sale of the Plant.

         As discussed below, the Commission concludes that the proposed disposition of jurisdictional facilities will not adversely affect competition, rates, or regulation. It is therefore approved, without condition, as consistent with the public interest. In addition, we will accept the proposed Amendatory Agreements and set for hearing Vermont Yankee's rates other than purchase power costs. This order serves the public interest by ensuring that the disposition and related rate filings meet the public interest and just and reasonable standards in the FPA.

                                  I. BACKGROUND

A.       DESCRIPTION OF THE PARTIES AND THE PLANT

         Vermont Yankee owns and operates a single nuclear generating plant located in Vernon, Vermont.(3) The Plant has a nominal capacity of 506 MW.(4) Vermont Yankee sells the entire output of the Plant to eight sponsoring utilities (Sponsors or Purchasers), and a portion of the output is resold to certain municipals and cooperatives (Secondary Purchasers). Vermont Yankee's Board of Directors has approved a Purchase and Sale Agreement (PSA) for the sale of the Plant and related assets, including a decommissioning trust pre-funded to an agreed level, to Entergy VY.

         Entergy VY is a wholly-owned direct subsidiary of Entergy Nuclear Vermont Investment Company, which, in turn, is an indirect subsidiary of Entergy Nuclear Holding Company. Entergy Nuclear Holding Company is a wholly-owned direct subsidiary of Entergy, a Delaware corporation and a registered public utility holding company under the Public Utility Holding Company Act (PUHCA). The Plant will be operated by Entergy Nuclear Operations, Inc., an indirect subsidiary of Entergy, as agent for Entergy VY.

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         (2) The PPAs are being considered by the Commission in Docket No.
ER02-564-000.

         (3) The Plant commenced commercial operations on November 30, 1972, and is currently licensed by the Nuclear Regulatory Commission (NRC) to operate until March 21, 2012.

         (4) According to the testimony of Bruce Wiggett at 3, the Plant's most recent winter and summer ratings by NE ISO were 529 and 506 megawatts, respectively.


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Docket No. EC02-5-000, ET AL.        - 3 -

B.       THE PROPOSED TRANSACTION AND RELATED FILINGS

         Under the Amendatory Agreements, the Contracts will become the vehicles through which Vermont Yankee resells electricity from the Plant to the Purchasers and is compensated for the costs it incurs in doing so. Vermont Yankee agreed to sell the Plant and associated transmission assets to Entergy VY for $180 million and simultaneously buy back the output through March 21, 2012, the end of the Plant's current operating license. The PPAs adopt a payment structure that differs from the existing cost-of-service formula under the Contracts. The PPAs collect all the Plant's operation, maintenance and decommissioning costs on a "unit contingent basis" under which Vermont Yankee will pay a monthly fixed price per megawatt hour for electricity actually delivered up to the Maximum Monthly Amount (MMA) as set forth in Schedule B of the PPAs.(5) Because of this "unit contingent basis," Entergy VY will bear all risks that the costs of operating the Plant will increase or that its output will decline. For monthly amounts of energy in excess of the MMA, Vermont Yankee will pay the monthly NEPOOL clearing price.

         Vermont Yankee will use the sale proceeds, net of $5 million cash working capital and other sale expenses, to pay off debt and buy back or return capital related to some of Vermont Yankee's common stock.(6) After the sale, Entergy VY will assume all responsibility for operating the plant, including the obligation to decommission the plant, and Vermont Yankee will transfer to Entergy VY the external decommissioning fund. If the value of the fund at closing meets or exceeds the NRC's minimum required funding amount for decommissioning, Vermont Yankee will not be required to top off the fund.(7) If this is not the case, Vermont Yankee will have to make a top off payment to meet the minimum funding amount; that payment is capped at $5.4 million.

         In addition, beginning approximately October 2005 (after refueling outage No. 25 is completed), a Low Market Adjuster (LMA)(8) will become effective. Should the market price of energy in NEPOOL significantly decline, the LMA will adjust the fixed prices of energy ($/MWh) in the PPAs to more closely reflect the market value of energy. Specifically, if NEPOOL's average hourly spot clearing price in the prior year (Market Price) goes below 95 percent of the fixed monthly rates in the PPAs, then Vermont Yankee will pay that Market Price

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         (5) The MMA is based on unit capacity output of 510 MW net and is reduced by that capacity amount times the actual number of hours that the Plant produces no energy.

         (6) Testimony of Bruce W. Wiggett at 12-13.

         (7) ID.

         (8) This adjuster reflects the value of installed capacity by either including the "actual clearing price for Installed Capability" or, if there is no clearing price, providing for a 10 percent adder. SEE Testimony of Bruce Wiggett at 16.


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Docket No. EC02-5-000, ET AL.        - 4 -

multiplied by 105 percent.(9) After 2005, this ensures that Purchasers will not pay rates substantially greater than market values.

                   II. NOTICE, COMMENTS, PROTESTS AND ANSWERS

         Notices of Applicants' filings were published in the Federal Register, 66 Fed. Reg. 53,601 (October 23, 2001) and 66 Fed. Reg. 56,817 (November 13,
2001), with comments, protests, and interventions due on or before November 2, 2001, and December 11, 2001.(10)

         On November 19, 2001, the Secondary Purchasers filed a motion to intervene in Docket Nos. EC02-5-000 and ER02-211-000. Secondary Purchasers advise that they have reached a settlement agreement in principle with the Purchasers whereby they would forgo raising any issues with respect to the plant sale in exchange for an early termination of their contracts. Secondary Purchasers expressly reserve their right to supplement their intervention and raise specific issues with regard to the proposed Plant sale transaction if the settlement is not finalized and notices of termination are not filed in a timely fashion.

         On November 21, 2001, the Vermont Department of Public Service (Vermont
DPS) filed in Docket Nos. EC02-5-000 and ER02-211-000 a protest, request for settlement procedures, motion to intervene and motion to consolidate proceedings. Vermont DPS protests the rates Vermont Yankee will charge the Purchasers, including Vermont Yankee's 11 percent rate of return on equity
(ROE). Vermont DPS notes that the filings are a complete restructuring of the way that power from the plant is resold. It contends that Vermont Yankee's claimed 2001 operation expenses and $250 million of projected savings are overstated because a number of items are incorrect or have been left out of that analysis.(11) It also complains that, historically, Purchasers received energy that exceeded the monthly MMA limits at little or no incremental cost; however, if the transaction is approved, that benefit to Vermont ratepayers would be lost.


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         (9) SEE PPAs, Article 5, Purchase Price for Facility Product.

         (10) On December 12, 2001, in Docket No. ER02-528-000, termination notices were filed for the Secondary Purchasers in Vermont. On December 7, 2001, in Docket No. ER02-505-000, as amended on December 11 and 20, 2001, notices of cancellation were filed for all other Secondary Purchasers.

         (11) Specifically, Vermont DPS complains that the pricing of power in 2002 is skewed (fixed rates in $/MWh's for 2002 are: $30 from March through June; $55 for July and August; and $49 for September through December). It also states that the unit's scheduling is flawed because savings primarily occur in months when the Plant's scheduled output is low. Vermont DPS also claims that Vermont Yankee's budgeted operating costs for 2001 are overstated by as much as $20 million suggesting additional operational savings for continued ownership of the Plant in 2002 and beyond.


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Docket No. EC02-5-000, ET AL.        - 5 -

Vermont DPS also advises that many nuclear units are increasing their power levels through a mechanism called power "uprate,"(12) and complains that Article 8 of the PPAs denies Vermont ratepayers any benefit from an uprate. It concludes that the base price projections, I.E., the rates to be charged by Entergy VY for sales to Vermont Yankee, have not been shown to be just and reasonable.

         Vermont DPS also notes that Docket Nos. EC01-5-000 and ER02-211-000 are parts of the same transaction and requests that the two dockets be consolidated. It claims that consolidation would be consistent with the Commission's treatment of the prior proposed sale of the Plant.(13) Vermont DPS notes that the parties have a history of resolving matters related to the Plant without resorting to an evidentiary proceeding. It also advises that Vermont Yankee and Entergy VY have filed with the Vermont Public Service Board (VPSB) a request to approve the transaction, I.E., the sale of the plant. Since many of the issues that it raises here are before the VPSB, Vermont DPS requests that settlement procedures be established that coordinate the federal and state proceedings.

         On December 6, 2001, Applicants submitted an answer to Vermont DPS's filing in Docket No. ER02-211-000. Applicants acknowledge that the fixed rates in the PPAs were negotiated. However, they contend that Vermont DPS fails to identify any element in the Amendatory Agreements requiring investigation. Applicants claim that Vermont DPS does not dispute whether net savings will occur during 2002 and over the ten-year term of the Amendatory Agreements, but only the precise amount of savings. With respect to the current authorized 11 percent ROE, Applicants contend that the protest is procedurally flawed because Applicants do not propose to change the ROE. Noting that the equity structure will only consist of about $5 million in working capital, Applicants contend that the effect after sale of the plant would only be $85,000 for a 1 percent change in the equity rate as compared to annual revenues of $152 million to $187 million. With respect to whether Entergy VY should have market-based rate authority, Applicants argue that Vermont DPS can raise any concerns it wants in the docket that the Commission established to consider the application for wholesale market-based rate authority.(14)

         On December 21, 2001, Applicants submitted an answer to Vermont DPS's filing in Docket No. EC02-5-000. Applicants contend that Vermont DPS fails to demonstrate that the sale of the Vermont Yankee plant is inconsistent with the public interest. Applicants note that

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         (12) Under Article 8(a) of the PPAs, Seller may make capital improvements or related adjustments to operating parameters, set points, instruments and procedures to increase the Installed Capability, or Energy output of the Facility (an "Uprate").

         (13) CITING Vermont Yankee Nuclear Power Corp., ET AL., 91 FERC Paragraph 61,325 (2000).

         (14) CITING AEP Power Marketing, Inc., ET AL., 97 FERC Paragraph 61,219
(2001).




                                     D-5-5
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Docket No. EC02-5-000, ET AL.        - 6 -

Vermont DPS does not contest the three-part test the Commission set forth to evaluate asset divestiture applications; Vermont DPS instead argues that Vermont Yankee's expected savings from the plant are uncertain and undocumented. Applicants contend that such an issue should be addressed in the state proceeding and not in this Commission's proceedings. They state that the magnitude of savings is not a factor this Commission considers under Section 203.

         Both of Applicants' answers oppose consolidation, arguing that such action would only lead to confusion regarding the status of the approval granted under Section 203, unnecessarily delaying the transaction.



                                 III. DISCUSSION

A.       Procedural Matters

         Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,(15) the timely, unopposed motions to intervene of Secondary Purchasers and the Vermont DPS serve to make them parties to this proceeding.

         Rule 213 of the Commission's Rules of Practice and Procedure(16) prohibits answers unless otherwise permitted by the decisional authority. We find that good cause exists to allow Vermont Yankee and Entergy VY's answers because they assist us in the decision-making process.

B.       THE TRANSACTION - SECTION 203 ISSUES

         1.       STANDARD OF REVIEW

         Section 203(a) of the FPA provides that the Commission must approve a proposed disposition if it finds that the disposition "will be consistent with the public interest."(17) The Commission generally takes account of three factors in analyzing proposed dispositions of facilities: (a) the effect on competition; (b) the effect on rates; and (C)) the effect on regulation.(18)


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         (15) 18 C.F.R. Section 385.214 (2001).

         (16) 18 C.F.R. Section 385.213(a)(2) (2001).

         (17) 16 U.S.C. Section 824b(a) (1994).

         (18) SEE Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (December 30, 1996), FERC Statutes and Regulations, Regulations Preambles July 1996-December 2000 Paragraph 31,044 (1996), ORDER ON REH'G, Order No. 592-A, 62 Fed. Reg. 33,341 (June 19, 1997), 79 FERC Paragraph 61,321 (1997) (Merger Policy Statement); SEE ALSO Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,983 (November 28,
2000), FERC Statutes and Regulations, Regulations Preambles July 1996-December 2000 Paragraph 31,111 (2000), ORDER ON REH'G, Order No. 642-A, 66 Fed. Reg. 16,121 (March 23, 2001), 94 FERC Paragraph 61,289 (2001).



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Docket No. EC02-5-000, ET AL.        - 7 -

         2.       EFFECT ON COMPETITION

         Applicants submitted an Appendix A analysis that examines the effect of the Transaction on relevant wholesale energy and capacity markets. They conclude that the transfer of the Plant from Vermont Yankee to Entergy VY will not adversely affect competition in these markets.

                  a.       RELEVANT PRODUCTS

         Applicants define short-to-intermediate capacity and ancillary services as the relevant products.(19) Applicants use economic capacity(20) as a proxy for short-to-intermediate term capacity. They argue that given the rapid movement toward full-scale retail access in the Northeast, economic capacity is a better measure than available economic capacity.

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         (19) Applicants state that Installed Capacity (ICAP) is the only ancillary service market that could be affected by the proposed transaction. Application Exhibit 1 at 12.

         (20)The starting point for calculating economic capacity is the supplier's own generation capacity with low enough variable costs that energy can be delivered to a market (after paying all necessary transmission and ancillary service costs, including losses) at a price that is five percent or less above the pre-merger market price. Capacity must be decreased to reflect any portion committed to long-term firm sales; and it must be increased to reflect any portion acquired by long-term firm purchases. In addition, any capacity under the operational control of a party other than the owner must be attributed to the party for whose economic benefit the related unit is operated. The result of these calculations is the supplier's "economic capacity." SEE Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,983 (2000), FERC Stats. & Regs. Paragraph 31,111
(2000), ORDER ON REH'G, Order No. 642-A, 94 FERC Paragraph 61,289 (2001).



                                     D-5-7
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Docket No. EC02-5-000, ET AL.        - 8 -

                  b.       RELEVANT MARKETS

         In their Appendix A analysis, Applicants define NEPOOL, the New York Independent System Operator (NYISO) and that part of the NYISO that lies east of the Total East transmission constraint as the relevant geographic markets. Applicants acknowledge that the NEPOOL market is at times internally constrained, leading to smaller relevant geographic markets in New England. However, Vermont Yankee and Entergy VY's other generation located within New England (Pilgrim nuclear plant) are located in different sub-regions within New England. Applicants conclude that examining NEPOOL as a single market is more conservative (less favorable to Applicants) than examining all of the sub-regions. In their analysis of ancillary service markets, Applicants define NEPOOL as the relevant geographic market, since neither of Entergy Nuclear's generation facilities can provide ancillary services outside of New England.

                  c.       APPENDIX A ANALYSIS

         Applicants analyze the effect of the proposed transfer on economic capacity in the relevant geographic markets using the Delivered Price Test. They evaluate conditions assuming market prices ranging from $20 per MWh to $150 per MWh. The prices are based on a review of 1999 system lambdas and 1999-2000 market prices. They define 11 time periods.(21) Applicants claim that the range of prices combined with the time periods reflects a sufficient range of system conditions such that the analysis captures the full effect of the proposed transfer on competition in the relevant markets.(22)

         Applicants report no screen failures in the analysis of economic capacity. They also report no screen failures in their analysis of the NEPOOL ICAP market. Applicants state there are no vertical concerns raised by the transaction since neither Entergy Nuclear nor Vermont Yankee nor any of their affiliates owns any electric transmission facilities in the region. Applicants conclude that the proposed transaction will not harm competition.

                  d.       COMMISSION CONCLUSION

         Applicants have shown that the proposed transfer does not adversely affect competition in the relevant markets. We agree with Applicants that the analysis reflects a sufficient range of system conditions to capture the full effect of the proposed transfer on competition in the those markets. We also agree with Applicants' conclusion that since Entergy Nuclear's generation facilities are located in different sub-regions of New England, their analysis of NEPOOL is conservative. We find no vertical concerns with the transaction, since neither Entergy Nuclear nor Vermont Yankee nor any of its affiliates own or control transmission facilities or fuel input supplies in the region. Finally we note that no commenter argues that there will be harm to competition.


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         (21) The time periods are Summer Off-Peak, Summer-Peak, Summer
Super-Peak 1, Summer Super-Peak 2, Summer-Peak 3, Winter Off-Peak, Winter Peak, Winter Super Peak, Shoulder Off-Peak, Shoulder Peak and Shoulder Super-Peak.

         (22) Application Schedule 1 at 10.



                                     D-5-8
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Docket No. EC02-5-000, ET AL.        - 9 -

         3.       EFFECT ON RATES

                  a.       APPLICANTS' ANALYSIS

         Applicants state that the proposed transaction would not have an adverse effect on rates. They claim that the arrangements associated with the sale of the Plant to Entergy Nuclear VY would reduce both wholesale rates and the risks borne by Vermont Yankee's wholesale customers. Moreover, Applicants claim that the Purchasers would be protected from any adverse rate consequences because the Amendatory Agreements: (1) replace the principal part of the Power Contract's formula mechanism for the recovery of costs of operating and maintaining the Plant to produce electricity with fixed rate provisions under the PPAs; and (2) remove the obligation of the Purchasers to pay all costs associated with decommissioning the Plant and replace it with the agreed level of funding for decommissioning as indicated in the PSA.(23) This would reduce the risk that rates to Vermont Yankee's wholesale customers will increase if the costs of operating and/or decommissioning the Plant increase. Moreover, Applicants contend that the proposed Amendatory Agreements are a partial rate freeze, further protecting wholesale customers.

         Applicants also argue that the sale of the Plant would not have an adverse effect on wholesale rates to any Secondary Purchasers. They contend that the Secondary Purchasers would be protected because the Purchasers have committed to cap their recovery of costs under long-term power contracts with the Secondary Purchasers.(24) The Purchasers would cap the total amount charged to the Secondary Purchasers at the average of the amount charged during the last five full calender years escalated to current year dollars, assuming an inflation rate of three percent per year. Accordingly, Applicants contend that the proposed transaction would not increase the Secondary Purchasers' rates because they would not pay more for the Vermont Yankee power after the sale than the average amount they paid before the sale.

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         (23) Mr. Wiggett projects that the proceeds of the sale of the Plant will be sufficient to cover all of the Purchasers' obligations under the PSA to compensate Vermont Yankee for its investment in the Plant and transfer funding for decommissioning to Entergy VY.

         (24) Applicants explain that most of these contracts expire at the end of November 2002. Under the contracts, each Purchaser is entitled to a portion of the power and energy produced by the Plant at the same percentage of costs as was incurred by the Purchaser.



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Docket No. EC02-5-000, ET AL.        - 10 -

                  b.       INTERVENORS' CONCERNS

         The Secondary Purchasers argue that the proposed sale of the Plant to Entergy Nuclear VY and the related Amendatory Agreements would restructure the Contracts under which the Purchasers have purchased the output of the Plant at cost-of-service formula rates. However, the Secondary Purchasers, Applicants, and the Purchasers have reached a settlement in principle concerning rates. Therefore, the Secondary Purchasers will forgo raising any issues in exchange for early termination of their Vermont Yankee contracts.

         Vermont DPS protests the filing, arguing, among other things, that the application fails to demonstrate that the proposed transfer is consistent with the public interest. Although Applicants estimate a savings of approximately $30 million in the first year after the disposition and approximately $250 million over the term of the Amendatory Agreements, Vermont DPS contends that the savings are overstated. Vermont DPS argues that under current pricing, Purchasers obtain generated energy that exceeds the PPAs' limits at little or no incremental costs, where under the PPAs this benefit would be lost.

                  c.       COMMISSION DETERMINATION

         We find that adequate ratepayer protection has been proposed by Applicants. The replacement of the open-ended formula rate with a stated rate provision and the reduced risks with respect to decommissioning expenses are specifically designed to protect Vermont ratepayers. Further, the LMA provides added protection to the Purchasers; if the market value of energy in NEPOOL declines the stated rates under the PPAs will be reduced to the annual market price plus 5 percent. Moreover, protection is also in place in the event of a catastrophic Plant failure or permanent retirement of the facility. The Purchasers do not have to pay unless the Plant produces energy. Finally, the Purchasers have two open seasons in which they could exercise their option to terminate all or part of their obligations under the PPAs.(25)

         The rate concerns raised by Vermont DPS, such as the overstatement of savings and limits on monthly delivered energy, are beyond the scope of the Commission's review of this transaction under section 203.(26) The Commission's primary focus under Section 203, with regard to the effect on rates factor, is to ensure that customers are protected from adverse rate effects. With regard to the effect on rates for Section 203 purposes, the Commission no longer requires applicants and intervenors to estimate the future costs and benefits of a merger and demonstrate that the benefits will exceed the costs. Instead, we require applicants to propose appropriate rate protection for customers.(27) We find that the protections incorporated in the Amendatory

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         (25) SEE Amendatory Agreements, PPAs, Article 4, Term, Regulatory
Approvals, Early Termination (stating that Purchasers can give a 180 days notice prior to February 28, 2005, and December 31, 2007 to terminate their obligations).

         (26) SEE Niagara Mohawk, 87 FERC Paragraph 61,283 at 62,138 (1999).

         (27) Merger Policy Statement at 30,123.


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Docket No. EC02-5-000, ET AL.        - 11 -


Agreements above satisfy our requirements for rate protection under Section 203 of the FPA. The justness and reasonableness of the proposed rates are discussed separately in this order under Section 205 issues.

         4.       EFFECT ON REGULATION

         As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed disposition of a jurisdictional facility involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission. We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and has raised concerns about the effect on its regulation of the merged entity.(28)

         The Transaction will not adversely affect the Commission's jurisdiction because: (1) the Transaction will not result in the formation of a registered holding company; (2) all wholesale sales made by Vermont Yankee to Purchasers, by Purchasers to the Secondary Purchasers, and by Entergy VY will continue to be subject to the Commission's review; and (3) Entergy, as a registered public utility holding company under PUHCA, commits to abide by the Commission's policy regarding the treatment of costs and revenues related to intra-company transactions.

         The proposed sale will be subject to the approval of the VPSB. Applicants also state that they will make appropriate applications to other state Commissions as necessary. Therefore, the proposed sale does not raise concerns over the effect on state regulation.

         For these reasons, and because no intervenor argues to the contrary, we conclude that the proposed transaction will not adversely affect regulation.

         5.       ACCOUNTING ISSUES

         The sale of the Plant and Interconnection Facilities to Entergy VY is the sale of an operating unit or system that must be accounted for in accordance with the provisions of Electric Plant Instruction No. 5 and the instructions to Account 102 of the Uniform System of Accounts.(29) Vermont Yankee shall file its accounting for the sale with the Commission, including complete narrative explanations, within six months of the date of the Transaction.

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         (28) ID. at 30,124-125.

         (29) Electric Plant Instruction No. 5, Electric Plant Purchased or Sold, and Account 102, Electric Plant Purchased or Sold, 18 C.F.R. Part 101
(2001).


                                     D-5-11
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Docket No. EC02-5-000, ET AL.        - 12 -

C.       THE TRANSACTION B SECTION 205 ISSUES

         1.       THE AMENDATORY AGREEMENTS

         The Amendatory Agreements fundamentally restructure the existing Contracts among Vermont Yankee and the Purchasers. Based on projections, Vermont Yankee claims that charges under the Amendatory Agreements will be approximately $30 million lower in the first year after the sale and $250 million lower on a discounted basis over ten years. Vermont DPS disputes Vermont Yankee's projected savings, claiming that they are based on improper assumptions. Vermont DPS alleges that no actual savings will accrue in 2002. It also protests the rates in the Amendatory Agreements, including Vermont Yankee's 11 percent ROE. Vermont DPS concludes that charges under the Amendatory Agreements have not been shown to be just and reasonable. In their answer, Applicants claim that Vermont DPS failed to identify any item in the Amendatory Agreements requiring investigation. Applicants contend that the ROE amounts are too small to affect the justness and reasonableness of Vermont Yankee's wholesale rates.

         We note that neither the PPAs (which were negotiated between the Applicants) nor the requested authorization for market-based rates have been accepted by the Commission in Docket No. ER02-564-000. Vermont DPS alleges that the base price projections were not shown to be just and reasonable; however, it acknowledges that there are both benefits and burdens for ratepayers in the PPAs. Applicants argue that Vermont DPS's concerns are outside the scope of this proceeding, and can instead be raised in the Docket No. ER02-564-000 proceeding, which the Commission established to consider the application for wholesale market rate authority.(30) The determination of whether the proposed market-based rates under the PPAs are just and reasonable will be in Docket No. ER02-564-000. Under these circumstances, we will accept the PPAs in Docket No. ER02-211-000 for filing, subject to the outcome of Docket No. ER02-564-000.

         In addition to the PPAs' stated energy rates, Purchasers will continue to pay their entitlement percentage of Vermont Yankee's ongoing administrative costs, any unrecovered investment costs (after crediting the Plant's net sale proceeds), and any continuing obligations under the Contracts. Vermont DPS raises concerns that the current 11 percent ROE on Vermont Yankee's remaining rate base does not reflect the actual future risks. Applicants contend that Vermont DPS's ROE complaint is procedurally defective(31) and is of no moment because the equity return is insignificant as compared to total annual revenue after sale of the Plant. Based on our preliminary analysis, we find that the existing ROE may be excessive by more than 1 percent (as suggested by Applicants) and could remain in effect for ten years. Under these circumstances, we will suspend the Amendatory Agreements for a nominal period and allow them to go into effect on the date that service commences, subject to refund and establish hearing and settlement procedures.


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         (30) CITING AEP Power Marketing, Inc., ET AL., 97 FERC Paragraph 61,219
(2001).

         (31) Applicants argue that the Commission has found that challenges in a protest to an amendment of other provisions of a rate schedule are inappropriate. CITING Consolidated Edison Co. of New York, 97 FERC Paragraph 61,241 (2001); Louisiana Power & Light Co., 50 FERC Paragraph 61,040 (1990). We agree with Applicants and find that the proper method for challenging Vermont Yankee's formula rates is through a petition for investigation under Section 206 of the FPA.


                                     D-5-12

Docket No. EC02-5-000, ET AL.        - 13 -

         In order to provide the parties an opportunity to resolve these matters among themselves, we will hold the hearing in abeyance and direct settlement judge procedures, pursuant to Rule 603 of the Commission's Rules of Practice and Procedure.(32) If the parties desire, they may, by mutual agreement, request a specific judge as the settlement judge in this proceeding; otherwise, the Chief Judge will select a judge for this purpose.(33) The settlement judge shall report to the Chief Judge and the Commission within 60 days of the date of this order concerning the status of settlement discussions. Based on this report, the Chief Judge shall provide the parties with additional time to continue their settlement discussions or provide for commencement of a hearing by assigning the case to a presiding judge.

         Since we find that a further reduction in rates may be warranted in Docket No. ER02-211-000, on our own motion, we will institute an investigation under section 206 of the FPA and establish a refund effective date. When the Commission institutes an investigation on its own motion, Section 206(b) requires that the Commission establish a refund effective date that is no earlier than 60 days after publication of notice of the Commission's investigation in the Federal Register, and no later than five months subsequent to the expiration of the 60 day period. In order to give maximum protection to consumers, we will establish a refund effective date of 60 days from the date on which notice of the investigation in Docket No. EL02-53-000 is published in the Federal Register, if service has already commenced by that date, or the date when service commences, but in no event will the refund effective date be later than five months subsequent to the expiration of the 60-day period.(34)

         Section 206(b) also requires that, if no final decision is rendered in the Commission investigation by the refund effective date or by the conclusion of the 180-day period commencing upon initiation of a proceeding pursuant to
Section 206, whichever is earliest, the Commission shall state the reasons why it has failed to do so and shall state its best estimate as to when it reasonably expects to make such a decision. To implement that requirement, we will direct the presiding judge to provide a report to the Commission 15 days in advance of the refund effective date in the event the presiding judge has not by that date: (1) certified to the Commission a settlement which, if accepted, would dispose of the proceeding; or (2) issued an initial decision. The judge's report, if required, shall advise the Commission of the status of the investigation and provide an estimate of the expected date of certification of an initial decision or of a settlement.


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         (32) 18 C.F.R. Section 35.2(b) & n.1 (2001).

         (33) If the parties decide to request a specific judge, they must make their joint request to the Chief Judge by telephone at (202) 219-2500 within 5 days of this order. A list of Commission judges and a summary of their background and experience is available at HTTP://WWW.FERC.GOV/LEGAL/OALJ/BIO/ JUDGES.HTM.

         (34) SEE Vermont Yankee Nuclear Power Corp., ET AL., 91 FERC Paragraph 61,325 at 62,128 (2000).


                                     D-5-13

Docket No. EC02-5-000, ET AL.        - 14 -


         2.       ORDER NO. 614 COMPLIANCE

         Vermont Yankee has filed eight copies of Amendatory Agreements which, except for having a separate name for each of the Purchasers, are identical, and appear to comport with the requirements of Order No. 614.(35) However, Order No. 614 contemplates that when a sheet or page of a rate schedule is subsequently changed or modified, then that page would be superseded with a new page that contains only the effective language. Rather than superseding pages in their existing Contracts and only using effective language in the Contracts, Vermont Yankee has listed numerous sections in the Contracts that were either deleted or modified and has left the deleted sections in the Amendatory Agreements. Vermont Yankee is hereby directed to file revised Amendatory Agreements that include only the effective language. In addition, Vermont Yankee may want to consider a single Amendatory Agreement along with a customer list, similar to a tariff, rather than filing to eight identical agreements. Finally, if there are any provisions in the Power Sales Agreement that will affect rates, terms or conditions in the Amendatory Agreement, E.G., topping-off the decommissioning fund or sharing additional decommissioning costs if there is a delay, then those provisions should also be incorporated into the Amendatory Agreements.

         3.       MOTIONS TO CONSOLIDATE AND COORDINATE PROCEEDINGS

         Vermont DPS requests that the Commission consolidate the interrelated Docket Nos. EC02-5-000 and ER02-211-000 to be consistent with judicial economy and administrative efficiency.(36) Vermont DPS contends that consolidation would also be consistent with the Commission's prior treatment of the proposed sale of the Plant.(37) Applicants dispute whether the Commission consolidated the proceedings the last time Vermont Yankee attempted to sell the Plant and oppose consolidation because they believe that it could delay closing the sale of the Plant.

         We agree with the Applicants. In our prior order, we granted the requisite authorizations under Section 203 of the FPA for the proposed sale to proceed.(38) Specifically,


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         (35) Designation of Electric Rate Schedule Sheets, 90 FERC Paragraph
61,352 (2000).

         (36) CITING, E.G., Pacific Gas and Electric Co.83 FERC Paragraph 61,212 at 61,938 (1998); American Transmission Systems, Inc., ET AL., 89 FERC Paragraph 61,088 at 61,249 (1999).

         (37) SEE Vermont Yankee Nuclear Power Corp., ET AL., 91 FERC Paragraph 61,325 (2000) (involving, in part, Vermont Yankee's sale of certain jurisdictional facilities to AmerGen Vermont and the Vermont Electric Power Company).

         (38) SEE ID. at 62,124-126.



                                     D-5-14

Docket No. EC02-5-000, ET AL.        - 15 -

we granted authorization for the sale and transfer of the jurisdictional interconnection facilities and we directed Vermont Yankee to file accounting entries after sale of the Plant. The only discussion on consolidation in that order was related to the electric rate docket (ER00B1027) and the complaint docket (EL00-86).(39) Since we are not setting the disposition of facilities (Section 203) filing for hearing, consolidating it with the Section 205 filing would be fruitless. Therefore, we will deny Vermont DPS's request for consolidation.

         Vermont DPS also requests that the Commission establish settlement proceedings to coordinate these jurisdictional proceedings with those of the VPSB. Vermont DPS advises that many issues that it raises here are also raised in the VPSB proceeding and that parties to these proceedings have a long history of resolving issues by settlement. Applicants do not oppose settlement procedures or coordination with the state proceeding. Therefore, consistent with the cases cited by Vermont DPS, we will leave to the discretion of the Presiding Judge, in the hearing we order below, to decide how best to coordinate the investigation with the proceeding in Vermont.

THE COMMISSION ORDERS:

         (A) The proposed disposition of jurisdictional facilities is hereby authorized, as discussed in the body of this order.

         (B) The Commission retains authority under Section 203(b) of the FPA to issue supplemental orders as appropriate.

         (C) Vermont Yankee is hereby directed to notify the Commission within 15 days of the date the sale is consummated and service commences, as discussed within the body of this order.

         (D) The foregoing authorization is without prejudice to the authority of this Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before this Commission.

-------
         (39) SEE ID. at 62,128.


                                     D-5-15

Docket No. EC02-5-000, ET AL.        - 16 -

         (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

         (F) Applicants' proposed Amendatory Agreements are accepted for filing, and suspended for a nominal period to become effective on the date service commences, subject to refund and subject to the outcome of Docket No. ER02-564-000 as discussed herein.

         (G) Pursuant to the authority contained in and subject to the jurisdiction conferred upon the Federal Energy Regulatory Commission by Section 402(a) of the Department of Energy Organization Act and by the Federal Power Act, particularly Sections 205 and 206 thereof, and pursuant to the Commission's Rules of practice and procedure and the regulations under the Federal Power Act (18 C.F.R. Chapter I), a public hearing shall be held in Docket No. ER02-211-000 concerning the justness and reasonableness of Applicants' rates and rate terms. As discussed in the body of this order, we will hold the hearing in abeyance to give the parties time to conduct settlement judge negotiations.

         (H) Pursuant to the authority contained in and subject to the jurisdiction conferred upon the Federal Energy Regulatory Commission by Section 402(a) of the Department of Energy Organization Act and by the Federal Power Act, particularly Section 206 thereof, and pursuant to the Commission's Rules of practice and procedure and the regulations under the Federal Power Act (18 C.F.R. Chapter I), a public hearing shall be held in Docket No. EL02-53-000 concerning the justness and reasonableness of Applicants' rates and rate terms, as discussed in the body of this order.

         (I) Pursuant to Rule 603 of the Commission's Rule of Practice and Procedure, 18 C.F.R. Section 385.603 (2001), the Chief Administrative Law Judge is hereby authorized to appoint a settlement judge in this proceeding within 15 days of the date of this order. Such settlement judge shall have all powers and duties enumerated in Rule 603 and shall convene a settlement conference as soon as practicable after the Chief Judge designates the settlement judge. If the parties decide to request a specific judge, they must make their request to the Chief Judge in writing or by telephone within 5 days of the date of this order.

         (J) Within 60 days of the date of this order, the settlement judge shall file a report with the Commission and the Chief Judge on the status of the settlement discussions. Based on this report, the Chief Judge shall provide the parties with additional time to continue their settlement discussions, if appropriate, or assign this case to a presiding judge for a formal evidentiary hearing, if appropriate. If settlement discussions continue, the settlement judge shall file a report at least every 60 days thereafter, informing the Commission and the Chief Judge of the parties' progress toward settlement.

         (K) If the settlement procedures fail, and a formal hearing is to be held, a presiding judge to be designated by the Chief Judge shall convene a conference in this proceeding to be held within approximately 15 days of the date the Chief Judge designates the presiding judge, in a hearing room of the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426. Such conference shall be held for purpose of establishing a procedural schedule. The presiding judge is authorized to establish procedural dates and to rule on all motions (except motions to dismiss), as provided in the Commission's Rules of Practice and Procedure.

         (L) The Secretary shall promptly publish in the Federal Register a notice of the Commission's initiation of the proceeding in Docket No. EL02-53-000.


                                     D-5-16

Docket No. EC02-5-000, ET AL.        - 17 -

         (M) The refund effective date in Docket No. EL02-53-000, established pursuant to Section 206(b) of the Federal Power Act, will be 60 days following publication in the Federal Register of the notice discussed in Ordering Paragraph (L) above.

         (N) Applicants are hereby directed to account for the sale in accordance with the Uniform System of Accounts, and file their journal entries to clear Account 102 within six months of the date the sale of jurisdictional facilities is completed.

         (O) Applicants are hereby directed to refile the Amendatory Agreements with all purchasers in compliance with Order No. 614 within 30 days of the order herein.

         By the Commission.

         ( S E A L )


                                                    Linwood A. Watson, Jr.,
                                                       Deputy Secretary.









                                     D-5-17